Exhibit 99.1

Otonomo Reports Second Quarter 2022 Financial Results

HERZLIYA, Israel and SAN FRANCISCO, California, August 17, 2022-- Otonomo Technologies Ltd. (Nasdaq: OTMO), the platform powering the mobility economy, today announced its financial results for the quarter ended June 30, 2022.

 Second Quarter 2022 Financial Results:

•	Total revenue for the second quarter 2022 was $1.9 million compared to $0.3 million for the second quarter 2021

•	GAAP operating loss for the second quarter 2022 was $65.6 million, including an impairment charge of $45.8 million, compared to a loss of $5.6 million for the second quarter 2021

•	Non-GAAP operating loss* for the second quarter 2022 was $15.8 million compared to a loss of $5.0 million for the second quarter 2021

•	Cash and cash equivalents, short term investments and restricted cash as of June 30, 2022 was $169.5 million

•	Completed the acquisition of The Floow, a SaaS provider of connected insurance technology for major carriers globally.

•	Impairment charge of $45.8 million related to goodwill and intangibles was triggered by the decrease in the stock market and recorded in compliance with ASC 350 “Intangibles—Goodwill and Other”

•	Otonomo is not forecasting results for the second half of the year at this time. Otonomo remains committed to growing and keeping a focus on long-term targets.

*For a definition of non-GAAP operating loss and a reconciliation of such non-GAAP financial measure to the most directly comparable GAAP financial measure, please see “Use of non-GAAP Financial Information” and “Reconciliation of GAAP to non-GAAP Financial Information.”

Second Quarter 2022 Business Highlights:

•	Added 13 new customers in Q2 2022 (in addition to existing customers from acquisition of The Floow)

•	Recurring revenue for the second quarter 2022 grew by nearly 10X quarter over quarter and was 69% of Otonomo’s revenue for the second quarter 2022

•	Bookings* increased by 62% quarter over quarter

•	Backlog** increased more than 5.5x quarter over quarter

•	Annual recurring revenue increased by more than 11x quarter over quarter

Management’s Remarks

“The second quarter was Otonomo’s strongest quarter yet, as we experienced significant year-over-year revenue growth as well as an increase in bookings, backlog and recurring revenue,” said Ben Volkow, Chief Executive Officer. “Following the successful acquisition of The Floow, we are already seeing exceptional results with net new customers and an expanding strategic team.  We are leveraging the added value gained from its established insurance data solutions and clients. Our go-to market team is starting to show results in strong pipeline and deal volumes. This progress is not yet fully reflected in our financial results and may take longer than originally anticipated, however, our growth trajectory in our chosen markets is clear.”

“As we look to the second half of the year, we realize we can be susceptible to macro-economic headwinds, which can affect our 2022 guidance. Based on the global uncertainties in the market, the forecast for 2022 should no longer be relied upon and we are not forecasting results for the second half of the year at this time. We believe these are near-term challenges and we will remain focused on scaling our business and growing our customer base,” Ben Volkow concluded.

Conference Call Details

Otonomo’s management will host a conference call to discuss its second quarter 2022 financial results today, Wednesday, Aug. 17, 2022, at 8:30 a.m. Eastern Time.

Management team members on the call will include Ben Volkow, CEO, Director & Co-Founder, Bonnie Moav, CFO, and Doron Simon, EVP of Strategy and Corporate Development.

Otonomo encourages participants to pre-register for the conference call here.

Participants can choose to view the session via a live webcast from this link, which can also be found on the Otonomo website here.

Participants can also choose to call in. They will receive a unique dial-in number upon registration, which will enable immediate access on the day of the call.

Please place your call 10 minutes before the conference call commences. If you are unable to connect using the toll-free number, please try the international dial-in number. Participants may pre-register at any time, including up to and after the call start time.

The conference call will begin at:
- 8:30 a.m. Eastern Time
- 5:30 a.m. Pacific Time
- 3:30 p.m. Israel Time

A replay of the conference call will be available from Aug. 17, 2022 at 12:00 p.m. Eastern Time on Otonomo’s website at https://investors.otonomo.io/news-events/events.

*Booking: Total value of contract that was committed during the reporting quarter over the full term of the contract.

**Backlog: Secured future revenue as of end of quarter.

About Otonomo

Otonomo (NASDAQ: OTMO), the platform powering the mobility economy, is igniting a new generation of mobility experiences and services. With Otonomo, over 100 providers in the transportation, mobility, insurance, and automotive industries are finally able to harness mobility data and insights and transform them into strategic assets and market advantages.

Our partners gain access to the broadest, most diverse range of data from connected vehicles, mobile phones, public transport, EV infrastructure, and MaaS with just one contract and one API. Vehicle and multimodal mobility data is reshaped and enriched to provide deep visibility and actionable insights and empower planning, deployment, and operations.

Architected with privacy and security by design, our platform is GDPR, CCPA, and other privacy regulation compliant, ensuring all parties are protected and companies remain privacy compliant across geographies worldwide.

Otonomo has R&D centers in Israel and the UK and a presence in the United States and Europe.

More information is available at otonomo.io

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Use of Non-GAAP Financial Measure

In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Otonomo uses non-GAAP measures of operating loss, which are adjustments from results based on GAAP to exclude, as applicable, stock-based compensation expenses, amortization of intangible assets and depreciation, contingent liability expense related to The Floow acquisition and impairment of intangible assets and goodwill. Otonomo’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of Otonomo’s ongoing core operations and prospects for the future. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release to the most directly comparable GAAP financial measures is included with the financial statements contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such has determined that it is important to provide this information to investors.

Forward-Looking Statements

This announcement contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the services offered by Otonomo, the anticipated technological capability of Otonomo, the markets in which Otonomo operates and Otonomo’s projected future financial and operational results. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this announcement, including but not limited to, the ability to implement business plans, forecasts, and other expectations, the ability to identify and realize additional opportunities, and potential changes and developments in the highly competitive data marketplace. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in Otonomo’s annual report on Form 20-F filed with the SEC on March 31, 2022 and other documents filed by Otonomo from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Otonomo assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Otonomo gives no assurance that it will achieve its expectations.

For additional information, please contact:

Investor Relations Contact:	Company Contact:
Miri Segal	Juliet McGinnis
MS-IR LLC	Senior Director of Communications
+1 (917)-607-8654	press@otonomo.io
msegal@ms-ir.com

UNAUDITED OTONOMO TECHNOLOGIES LTD. CONSOLIDATED BALANCE SHEET
(in $ thousands)

	As of
	June 30,	December 31,
	2022	2021
Assets

Current assets
Cash and cash equivalents, short-term investments and restricted cash	169,569	208,079
Account receivables and other receivables	4,568	3,760

Total current assets	174,137	211,839

Non-current assets
Other long-term assets	361	254
Property, equipment, and operating lease right-of-use assets, net	4,497	725
Goodwill and intangibles, net	38,603	46,621

Total non-current assets	43,461	47,600

Total assets	217,598	259,439

Liabilities and shareholders' equity

Current liabilities
Account payables, other payables, and other short-term liabilities	22,305	8,717
Deferred revenue	341	35
Total current liabilities	22,646	8,752

Non-current liabilities
Other long-term liabilities	6,930	-
Warrants for ordinary shares	473	1,924
Total non-current liabilities	7,403	1,924

Shareholders’ equity	187,549	248,763

Total liabilities and Shareholders’ equity	217,598	259,439

UNAUDITED OTONOMO TECHNOLOGIES LTD. CONSOLIDATED STATEMENTS OF
OPERATIONS (in $ thousands)

	Six-months Period ended
	June 30,
	2022	2021

Revenue	2,951	496

Costs of revenue and operating expenses:
Cost of revenue	1,341	423
Cloud infrastructure	2,492	953
Research and development	10,656	4,383
Sales and marketing	10,503	2,682
General and administrative	11,072	1,896
Contingent liability expense	136	-
Amortization and depreciation	1,728	64
Impairment of Goodwill and intangible assets	45,785	-

Total cost of revenue and operating expenses	83,713	10,401

Loss from operations	(80,762)	(9,905)

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL INFORMATION
(in $ thousands)

	Six-months Period Ended
	June 30,
	2022	2021

GAAP operating Loss	(80,762)	(9,905)

Share-based compensation (1)	4,881	1,048
Contingent liability expense	136	-
Impairment of Goodwill and intangible assets	45,785	-
Amortization and depreciation (2)	1,728	64
	52,530	1,112

Non-GAAP operating Loss	(28,232)	(8,793)

1. Share-based compensation:

Cost of Revenues	13	-
Research and development	1,138	534
Sales and marketing	1,467	200
General and administrative	2,263	314
	4,881	1,048

2. Amortization and depreciation:

Amortization of intangible assets	1,617	-
Depreciation of property and equipment	111	64
	1,728	64